

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2009

<u>Via U.S. Mail</u>

Marc Kilbride
Manager
CenterPoint Energy Transition Bond Company II, LLC
1111 Louisiana, Suite 4655B
Houston, TX 77002

Re: Centerpoint Energy Transition Bond Company II, LLC
        Form 10-K for the fiscal year ended December 31, 2007
        Filed March 14, 2008
        File no. 333-121505

Dear Mr. Kilbride:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                Sincerely,

                                                Rolaine S. Bancroft
                                                Special Counsel

cc: Margo Scholin, Esq.
        Baker Botts LLP
        Fax: (713) 229-2710